Mail Stop 03-05

							January 14, 2005


Via U.S. Mail

Mr. David Cartisano, President
Elite Artz, Inc.
4950 W. Craig Road, Suite 3-235
Las Vegas, NV  89130

Re: 	Elite Artz, Inc.
	Form SB-2 filed December 27, 2004
	File No. 333-121663

Dear Mr. Cartisano,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

Registration Statement Cover Page
2. If you are offering your securities on a delayed or continuous basis, please add the following to the front of your registration statement, "if any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, check the following box," and check the box.

Registration Fee Table
3. It appears that you are registering for resale 745,900 shares of common stock to be offered by the selling shareholders. Please list this separately in the fee table.

Prospectus Cover Page
4. We note that the selling shareholders will offer their shares for the duration of the offering or until and if your shares are quoted on the OTCBB. We also note that on page 15 you state that the selling shareholders` offering will terminate on the earlier of the sale of all of the shares or 360 days after the date of the prospectus. Please revise to clarify the offering period with regard to the selling shareholders to be consistent throughout the document.
5. On page 14 you disclose that a prospective buyer must subscribe to purchase a minimum of at least 100 shares. Please provide a brief description of subscription terms here and in the prospectus summary.

Prospectus Summary, page 3
Our Business, page 3
6. It is unclear what you mean by "fine-quality original oil paintings." We assume you mean sub-museum quality paintings by artists with no commercial reputations but it is unclear. Please revise. You might give the price range of your original paintings to give investors some sense of the business you are in.
7. Similarly, if the works of the "well-known artists" are all out of copyright, please clarify. If none of them are your exclusives, please clarify.
8. In similar fashion, describe your third product more carefully, so that investors can understand what you are attempting to do.

The Offering, page 3
9. The number of shares of common stock outstanding after the offering assuming 25% subscription and assuming 100% subscription appear to be incorrect. Please revise or advise.





Summary Financial Information as of December 31, 2003 and
September
30, 2004
10. Did you intend to reference the "Plan of Operation" section of your prospectus, rather than the "Management`s Discussion and Analysis of Financial Condition and Results of Operations?" Please advise or revise.

Risk Factors, page 4
If we need additional capital to fund our losses, page 4
11. You disclose here that "the net minimum proceeds from the offering, together with available funds will be sufficient to meet our anticipated needs for at least the next 12 months." In your Plan of Operation section, however, you state that you "will need approximately $90,000 over the next year to continue to develop" your business and that "offering proceeds could be less than adequate" if you raise less than 50% of your offering. Please revise here and throughout the document to clarify the amount you will need during the next 12 months to continue your operations. Also, please provide a brief description of the "available funds" to which you refer.

Use of Proceeds, page 8
12. Refer to the second paragraph. Here you disclose the net proceeds realized from this offering after deducting estimated commissions and offering related expenses. In the prospectus summary, however, you state that no commissions will be paid. Please revise throughout the document to be consistent.
13. It seems that you plan to use the proceeds of this offering to make $10,000 in new product acquisitions. Please explain the basis for determining the amount and the nature of the proposed transaction.
14. The first paragraph on page 9, you refer to your "nutritional business." Please revise to reflect the business operations you discuss in the other parts of the document.

Dilution, page 10
Dilution to new investors, page 10
15. Refer to the last sentence of the second paragraph. It appears that the book value increase to the present shareholders is incorrect. Please advise or revise.

Comparative Data, page 10
16. Your second paragraph states that the table presents
information
assuming 500,000 shares are sold.  It appears, however, that your table summarizes ownership assuming that 200,000, 100,000 or
50,000
shares are sold.  Please advise or revise.

Selling Shareholders, page 12
List of Selling Shareholders, page 13
17. It appears that the last column of the table discloses the percent owned (if one percent or more) by each security holder assuming you are successful in selling 200,000 shares of common stock. Please revise the heading of that column to disclose that fact. Also, please provide (if one percent or more) the percentage owned by each security holder after completion of your offering and the selling shareholder offering. Please refer to Item 507 of Regulation S-B.
18. Please revise to state that the selling shareholders "may be deemed" to be underwriters.

Description of Business, page 23
19. In an appropriate place disclose the length of time you have held your current paintings by quarters.

Number of employees, page 27
20. Elsewhere in the document you disclose that the time your officers and directors will devote to your business will be limited.
Please revise to disclose that information here.

Plan of Operation, page 27
Overview/Losses Since Inception, page 27
21. Refer to the second paragraph. Please consider revising the word artwork in the sentence beginning "Our artwork inventory consists of..." to assets or otherwise, as appropriate.

Plan of Operation over the Next 12 Months, page 28
22. Please revise to disclose your monthly "burn rate" and the month you will run out of money assuming no change in present trends.
23. Please revise to disclose the nature of the $10,000 of new product acquisitions contemplated.

Statement of Cash Flows, page F-5
24. For the nine months ended September 30, 2004, you present $112,500 of cash outflow for the purchase of available-for-sale securities. In note 3, you disclose that your available-for-sale securities were acquired through an exchange for inventory. Because the acquisition of the securities appears to have been a non-
monetary
transaction, please revise your statement of cash flows to reduce net
cash from operations (i.e. change in inventories) by $112,500 and delete the $112,500 cash outflow from investing activities (i.e.
purchase of securities) accordingly.   However, in accordance with
the guidance in paragraph 32 of SFAS 95, the exchange transaction of
these non-cash assets would be disclosed in a schedule to the
statement of cash flows.   Please revise accordingly.

Note 2 - Summary of Significant Accounting Policies, page F-6
25. Please revise to disclose your accounting policy for
investments
in equity securities.   Refer to SFAS 115 and SFAS 130 for
guidance.
In your disclosure also specifically state how you assess for impairment of securities, including when a decline (unrealized loss)
in value is deemed "other than temporary" for which a write-down is
reflected in earnings as a realized loss, as required by paragraph
16
of SFAS 115.
26. Your accounting policy states that inventory is recorded at cost.
Please revise your policy to state that inventory is recorded at the lower of cost or market and specify whether you determine market values on an individual or aggregate basis for your inventory, in accordance with Chapter 4 of ARB 43.
27. We note from pages 27 and F-8, that you received $112,500 of Imedia stock in exchange for $171,525 of inventory during 2004. This exchange resulted in an initial loss of $59,025. In light of this loss, please tell us what consideration was given to an impairment of the $17,900 of inventory remaining on-hand at September 30, 2004.

Note 3 - Available-For-Sale Securities, page F-8
28. We note that you recognized an unrealized holding loss on your Imedia securities in earnings in 2004. As unrealized holding gains and losses for available-for-sale securities are generally excluded from earnings and reported in other comprehensive income pursuant to paragraph 33(a) SFAS 130, please tell us, and revise to disclose, whether the loss was recognized because you judged the decline in value to be an other-than-temporary impairment.

Presentation of Financial Statements
29. From the guidance in paragraph 8(b) of SFAS 7, a company is in the development stage unless "significant" revenue has been derived from its planned principal operations. As your revenues have been recognized from solely two (2) transactions (i.e., a non-cash exchange and the sale of inventory for $25,000 cash), it appears development stage reporting may still be applicable. We also note disclosures in risk factors (page 4) asserting your limited sales activities to date. Therefore, it appears that the financial statements should be identified as those of a development stage enterprise with the reporting as prescribed by paragraphs 11-12 of SFAS 7 until significant revenues have been derived from your planned
business activities.   Please advise or revise, as necessary.

Item 27. Exhibits and Financial Statement Schedules, page II-4
30. Please include an exhibit of your common stock instrument.
Refer
to Item 601(b)(4) of Regulation S-B.
31. File the subscription agreement with your next amendment. We may have comments upon review.

Exhibit 5.1
32. In the next amendment please include a legality opinion for the shares being offered by the selling shareholders.

Exhibit 23.1
33. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lyn Shenk at (202) 824-5369 or Joe Foti at
(202) 942-1958 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-1850 with any other questions.


      Regards,


Max A. Webb
      Assistant Director


cc:	James A. Barber, Esq.
	via facsimile:  (801)364-3406
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Mr. David Cartisano
Elite Artz, Inc.
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